SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

Agenda for General Shareholders’ Meeting for The Fiscal Year 2002	3

AGENDUM 1. APPROVAL OF NON CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET; INCOME STATEMENT; AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2002	3

AGENDUM 2. AMENDMENTS TO THE ARTICLES OF INCORPORATION	4

AGENDUM 3. APPOINTMENT OF DIRECTORS	6

AGENDUM 4. APPOINTMENT TO THE AUDIT COMMITTEE MEMBER CANDIDATES THAT ARE NOT NON EXECUTIVE DIRECTORS	8

AGENDUM 5. APPOINTMENT TO THE AUDIT COMMITTEE MEMBER CANDIDATES THAT ARE NON EXECUTIVE DIRECTORS	8

AGENDUM 6. APPROVAL OF GRANT OF STOCK OPTION	9

AGENDA FOR GENERAL SHAREHOLDERS’ MEETING FOR THE FISCAL YEAR 2002

AGENDUM 1. APPROVAL OF NON CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET; INCOME STATEMENT; AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2002

Please find Exhibits herein attached to this document.

Exhibit Index

99.1	Non Consolidated Balance Sheets as of December 31, 2002 and 2001

99.2	Non Consolidated Income Statements for the Years Ending December 31, 2002 and 2001

99.3	Non Consolidated Statements of Appropriation of Retained Earnings for the Years Ending December 31, 2002 and 2001

AGENDUM 2. AMENDMENTS TO THE ARTICLES OF INCORPORATION

EXISTING	AMENDED	REMARK

Article 13 (Stock Options) ‰ In the following instances, the Bank may, by a resolution of the Board of Directors, cancel the stock options granted to an officer or an employee:

Article 13 (Stock Options)

‰     In the following instances, the Bank may, by a resolution of the Board of Directors, cancel the stock options granted to an officer or an employee:

1~3. (Unchanged)

4.    When an Officer and/or an employee who had been granted stock options receives the dismissal advise of FSC or is dismissed by reprimand request of Governor of FSS.

Article 34 (Directors)

‚        The Directors shall be the Standing Directors and the Outside Directors, and the number of the Standing Directors shall be less than 50/100 of the total number of Directors; provided that, if the number of Outside Directors does not satisfy the requirement referred to herein due to the death or resignation of Outside Directors or any other reason, the Outside Directors shall be elected to fill the vacancy at the first Ordinary General Meeting of Shareholders to be held after such occurrence so as to cause the number of Outside Directors to be such prescribed number.

Article 34 (Directors)

‚        The Directors shall be the Standing Directors and the Outside Directors, and the number of the Standing Directors shall be less than 50/100 of the total number of Directors; provided that, if the number of Outside Directors does not satisfy the requirement referred to herein due to the death or resignation of Outside Directors or any other reason, the Outside Directors shall be elected to fill the vacancy at the first Meeting of Shareholders to be held after such occurrence so as to cause the number of Outside Directors to be such prescribed number.

Pursuant to the Article 22 † of the revised Bank Act

Article 35 (Election of Director)

      The Standing Directors and Outside Directors shall be elected at the General Meeting of Shareholders, wherein a separate resolution pertaining to the election shall be made

Article 35 (Election of Director)

      The Standing Directors and Outside Directors shall be elected at the General Meeting of Shareholders, wherein a separate resolution pertaining to the election shall be made. Outside Directors shall be those who recommended by the Outside Director Nomination Committee of Article 22 of the Bank Act.

Pursuant to the Article 22 † of the revised Bank Act

EXISTING	AMENDED	REMARK

Article 44 (Committees)

     The Bank may establish committees, such as an Operation Committee of the Board of Directors, a Business Strategy Committee, a Risk Management Committee, a Compensation Committee by the resolution of the Board of Directors, for the purposes of efficient operation of the Board of Directors and effective management of the Bank.

Article 44 (Committees)

     The Bank may establish committees, such as an Operation Committee of the Board of Directors, a Business Strategy Committee, a Risk Management Committee, a Compensation Committee, a Outside Director Nomination Committee by the resolution of the Board of Directors, for the purposes of efficient operation of the Board of Directors and effective management of the Bank.

ADDENDUM Article 1 (Effective Date) These Articles of Incorporation shall enter into force as of March 21, 2003.

AGENDUM 3. APPOINTMENT OF DIRECTORS

Two persons were nominated for two seats for Executive Directorship, and twelve persons were nominated for twelve seats for Non Executive Directorship.

List of Nominees for Executive Directors

Name	Current Position	Career History	Nominated by	Previous 3 Year Engagement with the Bank
Sungnam Lee (11/11/1947)	Assistant Governor, Financial Supervisory Service	• Head of Examination Planning & Coordination Department, Financial Supervisory Service • Management Adviser, Bajae Travel Agency • General Manager, Citibank	• Audit Committee Member Candidate Nomination Committee	N/A

Donald H. MacKenzie (12/20/1948)	Executive Vice President & Head of Risk Management Unit, Kookmin Bank	• Country Manager, ING Bank Japan; Managing Director, ING Barings • Vice President, Goldman Sachs • Partner, KPMG Peat Marwick	• CEO & President (Followed Through The Management Council)	N/A

List of Nominees for Non Executive Directors
Name	Current Position	Career History	Nominated by	Previous 3 Year Engagement with the Bank

Moonsoul Chung (03/07/1938)	Advisor, Mirae Corporation	• President, Lycos Korea • CEO, Mirae Corporation	• Non Executive Director Nomination Committee	N/A

Sunjin Kim (06/08/1942)	President, Yuhan Corporation	• Member of Advisory on Stocks Practice of Korea Listed Companies Association • CEO, Janssen Korea • Vice President, Yuhan Corporation	• Non Executive Director Nomination Committee	N/A

Dongsoo Chung (09/24/1945)		• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	• Non Executive Director Nomination Committee	N/A

Richard Elliott Lint (01/04/1946)	Principal, Mercer Human Resource Consulting	• Deputy Chairman, Head of Oil, Gas & Pipeline Group, Scotia Capital • CEO & Chairman, Citibank Canada • Principal, McKinsey & Co. Toronto	• Non Executive Director Nomination Committee	N/A

Kyunghee Yoon (01/05/1947)	Country Manager & Managing Director, ING Ltd., Korea	• Branch Manager, ING Barings Securities, Ltd., Seoul Branch • Director, Baring Brother Ltd.	• Non Executive Director Nomination Committee	N/A

Name	Current Position	Career History	Nominated by	Previous 3 Year Engagement with the Bank
Seoungwoo Nam (05/13/1952)	CEO, Pulmuone Co., Ltd.	• CEO, Puchon Cartoon Network • President, Korea Health Food & Special Nutritive Food Association • CEO, ECMD Co., Ltd.	• Non Executive Director Nomination Committee	N/A
Sukyoung Cha (06/09/1953)	President & CEO, Haitai Confectionery & Foods Co., Ltd.	• President & CEO, Procter & Gamble Korea • President & CEO, Ssangyong Paper Company • CFO, P&G Asia Headquarters, Hong Kong	• Non Executive Director Nomination Committee	N/A
Bernard S. Black (11/13/1953)	Professor of Law, Stanford Law School	• Professor of Law, Columbia Law School • Senior Policy Advisor, Harvard Institute for International Development	• Non Executive Director Nomination Committee	N/A
Kihong Kim (01/10/1957)	Professor of Business Administration, Chungbuk National University	• Research Fellow, Korea Institute of Fiscal Policy • Research Director, Korea Insurance Development Institute • Assistant Governor, Financial Supervisory Service	• Non Executive Director Nomination Committee	KRW 17.7 million of Housing Loan Extended
Eunjoo Park (06/03/1957)	CEO & Chief Editor, Gimm-Young Publishers, Inc.	• Member of Policy Advisory Committee, Ministry of Culture and Tourism • Member of Advisory Committee, People’s Solidarity for Participatory Democracy • Member, Korean Publishers’ Association	• Non Executive Director Nomination Committee	N/A
Cheolsoo Ahn (02/26/1962)	President & CEO, Ahnlab, Inc.

•    Chairman, Software Venture Association

•    Vice Chairman, Korea Venture Business Association

•    Counselor, Policy Development Division, Korea IT Industry Promotion Agency

•    Head of Pre-Medical Course, Dankook University

			• Non Executive Director Nomination Committee	N/A
Kyungbae Suh (01/14/1963)	President & CEO, AmorePacific Corporation	• President of Corporate Strategy, Pacific Corporation (Presently AmorePacific) • President & CEO, Pacific Pharmaceutical Company	• Non Executive Director Nomination Committee	N/A

AGENDUM 4. APPOINTMENT TO THE AUDIT COMMITTEE MEMBER CANDIDATES THAT ARE NOT NON EXECUTIVE DIRECTORS

Name	Current Position	Career History	Nominated by	Previous 3 Year Engagement with the Bank
Sungnam Lee (11/11/1947)	Assistant Governor, Financial Supervisory Service	• Head of Examination Planning & Coordination Department, Financial Supervisory Service • Management Adviser, Bajae Travel Agency • General Manager, Citibank	• Audit Committee Member Candidate Nomination Committee	N/A

AGENDUM 5. APPOINTMENT TO THE AUDIT COMMITTEE MEMBER CANDIDATES THAT ARE NON EXECUTIVE DIRECTORS

Name	Current Position	Career History	Nominated by	Previous 3 Year Engagement with the Bank
Sunjin Kim (06/08/1942)	President, Yuhan Corporation	• Member of Advisory on Stocks Practice of Korea Listed Companies Association • CEO, Janssen Korea • Vice President, Yuhan Corporation	• Audit Committee Member Candidate Nomination Committee	N/A
Dongsoo Chung (09/24/1945)		• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	• Audit Committee Member Candidate Nomination Committee	N/A
Kyunghee Yoon (01/05/1947)	Country Manager & Managing Director, ING Ltd., Korea	• Branch Manager, ING Barings Securities, Ltd., Seoul Branch • Director, Baring Brother Ltd.	• Audit Committee Member Candidate Nomination Committee	N/A
Seoungwoo Nam (05/13/1952)	CEO, Pulmuone Co., Ltd.	• CEO, Puchon Cartoon Network • President, Korea Health Food & Special Nutritive Food Association • CEO, ECMD Co., Ltd.	• Audit Committee Member Candidate Nomination Committee	N/A

AGENDUM 6. APPROVAL OF GRANT OF STOCK OPTION

On the 22nd of March and the 26th of July 2002, the Board of Directors of Kookmin Bank approved of, and ratified, granting of options to directors and employees of the Bank for purchasing registered common stocks of the Bank.

Pursuant to Article 13 of the Articles of Incorporation, these resolutions by the Board are subject to the approval and ratification at the General Shareholders’ Meeting on March 21, 2003.

The purpose of the grant is to motivate the grantees toward accomplishing business targets, as their performances will be indexed to the exercisable number of options granted.

The type of stock to be granted is Kookmin Bank’s registered common share.

Any other details not stipulated or referred to in the resolutions shall be governed by the Articles of Incorporation of Kookmin Bank and the option contracts entered into by the Bank and the grantees. Following the approval and ratification at the General Shareholders Meeting on the 21st of March 2003, the date of conferment of the stock options shall relate back to the date of resolution by the Board of Directors.

1     Stock Options Granted on March 22, 2002

1.1     Calculating Stock Options

The total value of stock options granted, which is a long-term performance-based compensation, is set at the amount of the grantee’s base salary, which is then divided by option value to generate the number of stock options.

For those previously granted with stock options before the merger, but for whom three years have not transpired since the date of their conferment, adjustments have been so made in respect of the number of the stock options newly granted therefrom as to ensure that all options are fairly distributed.

1.2    List of Grantees and the Number of Options

Name[1]	Position	No. of Shares Granted

Choulju Lee	Auditor & Executive Director	30,000 common shares

Henry Cornell	Non-Executive Director	10,000 common shares

*Kyunghee Yoon	Non-Executive Director	3,000 common shares

Keunshik Oh	Non-Executive Director	10,000 common shares

*Moonsoul Chung	Non-Executive Director	3,000 common shares

*Sunjin Kim	Non-Executive Director	3,000 common shares

Dongsoo Chung	Non-Executive Director	10,000 common shares

Jihong Kim	Non-Executive Director	10,000 common shares

Timothy Hartman	Non-Executive Director	10,000 common shares

Jongkyoo Yoon	Executive Vice President	30,000 common shares

Bonghwan Cho	Executive Vice President	30,000 common shares

Jaein Suh	Executive Vice President	30,000 common shares

Buhmsoo Choi	Executive Vice President	30,000 common shares

Bockwoan Kim	Executive Vice President	30,000 common shares

Ki taek Hong	Executive Vice President	30,000 common shares

Sunghyun Chung	Executive Vice President	30,000 common shares

Kisup Shin	Executive Vice President	30,000 common shares

Seongkyu Lee	Executive Vice President	30,000 common shares

Byungsang Kim	Executive Vice President	30,000 common shares

Jongyoung Yoon and ten other employees	Head of Regional Headquarters	15,000 common shares per each person

*Jongyoung Kim	Head of Regional Headquarters	5,000 common shares

*Hakyoun Jeong	Head of Regional Headquarters	5,000 common shares

*Jongwhan Byon	Head of Regional Headquarters	5,000 common shares

**Jaehan Kim	Head of Regional Headquarters	5,000 common shares

**Jongok Na	Head of Regional Headquarters	5,000 common shares

Total	35 persons	579,000 common shares
*	One Year Basis Grantees, required of incumbency for one year from the date of conferment to exercise the full number of options granted.
**	Two Year Basis Grantees, required of incumbency for two years from the date of conferment to exercise the full number of options granted.
***	Non denoted are Three Year Basis Grantees, required of incumbency for three years from the date of conferment to exercise the full number of options granted.

1.	Stock options granted to Mr. Soonchul Lee, Mr. Sunjae Cho and Mr. Woonyoul Choi were each cancelled on May 4, 2002, October 24, 2002, and May 4, 2002, due to their resignation.

1.3	Calculating Stock Options for Executive Vice Presidents and Heads of Regional Headquarters

Calculation of the number of stock options granted to Executive Vice Presidents and Heads of Regional Headquarters is based on the average score of the key performance indicators they achieve for three years from the date of their conferment. Where any grantee resigns or transfers for new assignment before the three year term transpires, the calculation shall be made based upon the resultive average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.
Over 60 but Less than 80 points	■ Stock options resulting from multiplying the number of stock options granted by average score exercised. ■ Options granted = (Number of options granted) x (Average score / 100)
Over 80 points	Total number of the granted stock options exercised.

1.4	Method of Exercise

Kookmin Bank may choose to grant shares by means of: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price.

1.5	Exercise Price

For i) Auditor & Executive Director and ii) Non-Executive Directors, lined to stock price indices.

Formula

Exercise price = 57,100 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index as of the start of exercise period2 - KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant.

Any negative rate of increase for KOSPI banking industry index is not reflected in the calculation.

2.	KOSPI banking industry index as of the date of resignation is used in the event any grantee resigns during the course of three years.

For Executive Vice Presidents and the Heads of Regional Headquarters: 57,100 Won

1.6	Exercise Period

The exercise period is from March 23, 2005 to March 22, 2010.

1.7	Adjustment of Exercise Price and Options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, adjustment shall be made as needed in accordance with the resolutions reached by the Board of Directors for, i.e., number of options and the exercise price.

1.8	Adjustment Following Resignation

If anyThree Year Basis grantee resigns or ceases employment with the Bank within three years from the date of grant, the exercisable number of options shall be adjusted according to the full number of calendar days. Likewisely, if any Two or One Year Basis grantee should resign or cease employment with the Bank within each respective applicable term, the options shall be adjusted accordingly.

Classification	Exercisable Options

Three Year Basis Grantee	Granted Options x Number of Days Actually Worked / 3 Years

Two Year Basis Grantee	Granted Options x Number of Days Actually Worked / 2Years

One Year Basis Grantee	Granted Options x Number of Days Actually Worked / 1Year

Less than a single share is rounded off. Working day calculation begins from the first date of appointment.

2	Stock Options Granted on July 26, 2002

On July 26, 2002, the Board of Directors approved and ratified to grant Donald H. MacKenzie, newly elected Executive Vice President and Head of Risk Management Division, stock options to purchase 30,000 registered common stocks of Kookmin Bank.

2.1	Calculating Stock Options

Calculation of the number of stock options granted to Executive Vice President Donald H. MacKenzie is based on the average score of the key performance indicators he will achieve for three years from the date of their conferment. Where the grantee resigns or transfers for new assignment before the three year term transpires, the calculation shall be made based upon the resultive average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.
Over 60 but Less than 80 points	■ Stock options resulting from multiplying the number of stock options granted by average score exercised. ■ Options granted = (Number of options granted) x (Average score / 100)
Over 80 points	Total number of the granted stock options exercised.

2.2	Method of Exercise

Kookmin Bank may choose to grant stock by means of: 1) issuing new stock; 2) granting treasury stock; or 3) granting cash or treasury stock for the difference between the exercise price and the market price.

2.3	Exercise Price: 58,800 Won

2.4	Exercise Period

The exercise period is from July 27, 2005 to July 26, 2010.

2.5	Adjustment of Exercise Price and Options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, adjustment shall be made as needed in accordance with the resolutions reached by the Board of Directors for, i.e., number of options and the exercise price.

2.6	Adjustment Following Resignation

If Executive Vice President Donald H. MacKenzie resigns or ceases employment with the Bank within three years from the date of grant, the exercisable number of options shall be adjusted according to the full number of calendar days. The number of exercisable options will result from the number of options granted divided by the number of days actually worked over the course of three years.

Less than a single share is rounded off. Working day calculation begins from the first date of appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

(Registrant)

Date: March 6, 2003	By: /s/ Jong-Kyoo Yoon

(Signature)

Name: Jong-Kyoo Yoon

Title: Executive Vice President &Chief Financial Officer

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
ASSETS :
Cash and due from banks	(Won)	4,599,356	(Won)	7,503,624
Trading securities		5,676,973		6,414,148
Investment securities		25,263,777		27,003,206
Loans		126,730,561		107,029,959
Fixed assets		3,092,616		2,924,471
Other assets		6,135,558		6,018,394

Total Assets	(Won)	171,498,841	(Won)	156,893,802

LIABILITIES AND SHAREHOLDERS’ EQUITY :
Deposits	(Won)	123,109,653	(Won)	115,161,304
Borrowings		10,690,754		12,556,052
Debentures		17,539,007		9,076,028
Other liabilities		10,110,031		11,186,876

Total Liabilities		161,449,445		147,980,260

Commitments and Contingencies
Common stock, par value: (Won)5,000, authorized: 1,000 million shares, issued and outstanding: 328,258,685 shares
		1,641,293		1,498,487
Capital surplus		5,864,752		5,683,964
Retained earnings		2,417,102		1,427,475
Capital adjustments		126,249		303,616

Total Shareholders’ Equity		10,049,396		8,913,542

Total Liabilities and Shareholders’ Equity	(Won)	171,498,841	(Won)	156,893,802

Exhibit 99.2

KOOKMIN BANK

NON-CONSOLIDATED INCOME STATEMENTS

For the Years ended December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
Interest income :
Interest on due from banks	(Won)	51,580	(Won)	78,983
Interest on trading securities		95,576		172,045
Interest on investment securities		1,487,318		1,429,652
Interest on loans		9,251,849		5,603,114
Other interest income		102,735		123,354

		10,989,058		7,407,148

Interest expenses :
Interest on deposits		4,770,967		3,613,398
Interest on borrowings		415,938		513,876
Interest on debentures		830,219		531,244
Other interest expenses		58,068		62,354

		6,075,192		4,720,872

Net interest income		4,913,866		2,686,276
Provision for loan losses		1,593,479		992,249

Net interest income after provision for loan losses		3,320,387		1,694,027

Non-interest income :
Fees & commission income		1,345,669		530,343
Dividends on trading securities		1,123		323
Dividends on investment securities		12,186		6,679
Gain on foreign currency transactions		202,367		359,423
Gain on derivatives		2,364,376		2,292,219
Others		669,722		397,770

		4,595,443		3,586,757

Non-interest expenses :
Fees & commission expenses		330,385		138,835
General and administrative expenses		2,551,426		1,458,544
Loss on foreign currency transactions		245,232		211,401
Loss on derivatives		2,164,987		2,319,432
Others		358,035		307,026

		5,650,065		4,435,238

Operating income		2,265,765		845,546
Non-operating income (expenses), net		(372,147)		246,705

Net income before income tax expenses		1,893,618		1,092,251

Income tax expenses		583,327		351,686

Net income	(Won)	1,310,291	(Won)	740,565

Basic earnings per share (In Korean Won)	(Won)	4,123	(Won)	3,706

Diluted earnings per share (In Korean Won)	(Won)	4,123	(Won)	3,545

Exhibit 99.3

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

For the years ended December 31, 2002 and 2001

Dates of appropriations: March 21, 2003 for 2002 and March 22, 2002 for 2001

	In Millions of Korean Won
	2002		2001
Retained earnings before appropriations:
Unappropriated retained earnings carried over from prior year	(Won)	5,117	(Won)	37
Adjustment of investment in associates		4,562		(68,184)
Net income		1,310,291		740,565

		1,319,970		672,418
Transferred from prior years’ reserves:
Reserves for overseas investment losses		5,417		8,483

		1,325,387		680,901

Appropriations:
Legal reserves		132,000		74,100
Reserves for business rationalization		—		1,000
Cash dividends (20.0% for common stock in 2002, 2.0% for common stock in 2001)		325,233		29,967
Stock dividends (6.0% for common stock in 2001)		—		89,900
Voluntary reserves		867,000		480,000
Other reserves		744		817

		1,324,977		675,784

Unappropriated retained earnings carried over to the subsequent year	(Won)	410	(Won)	5,117